STITES & HARBISON, PLLC

400 West Market Street, Suite 1800

Louisville, Kentucky  40202-3352

(502) 587-3400

July 16, 2009

Securities and Exchange Commission

Washington, D.C.  20549

Re:       Industrial Services of America, Inc.

            Preliminary Information Statement filed July 16, 2009

            Accession Number 0000892303-09-000076

Gentlemen:

Industrial Services of America, Inc., the registrant, intends to release its Information Statement to stockholders on Monday, July 27, 2009.  The registrant filed its Preliminary Information Statement with you on July 16, 2009.  Thank you for your consideration of the filed Preliminary Information Statement.

If you have any questions, please feel free to call me at (502) 681-0494.

Very truly yours,

STITES & HARBISON, PLLC

/s/ Mike Herrington

Alex P. Herrington, Jr. (Mike)